UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 31, 2025

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.     Other Events

Net Asset Value as of March 31, 2025

As of March 31, 2025, our net asset value (“NAV”) per common share is $10.14. This NAV per common share shall be effective until updated by us on or about June 30, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	March 31, 2025 [1]	December 31, 2024 [1]
ASSETS
Investments, at fair value	$75,376	$74,301
Cash and cash equivalents	3,491	4,436
Other assets	21	30
Total Assets	$78,888	$78,767

LIABILITIES
Accounts payable and accrued expense	$144	$12
Due to related party	115	127
Note payable - related party	2,717	-
Dividends payable	35	37
Settling subscriptions	8	19
Total Liabilities	$3,019	$195

NET ASSETS CONSIST OF:
Fundrise Growth eREIT VII, LLC Members’ Equity:
Common shares; 7,479,468 and 7,773,717 shares outstanding, net of offering costs, on March 31, 2025 and December 31, 2024, respectively	$77,291	$80,257
Retained earnings (Accumulated deficit)	(19,471)	(16,081)
Net adjustments to fair value	18,049	14,396
NET ASSETS	$75,869	$78,572
NET ASSET VALUE PER SHARE, on 7,479,468 and 7,773,717 shares outstanding, net of offering costs, on March 31, 2025 and December 31, 2024, respectively	$10.14	$10.11

[1] Estimated Balance Sheets as of March 31, 2025 and December 31, 2024.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2025, the per share purchase price of our Common Shares will be $10.14 per share, as the per share purchase price shall be equal to the then-current NAV per common share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2025, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended March 31, 2025, we expect to redeem approximately 352,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2021 to March 31, 2025.

Date	NAV Per Share
June 30, 2021	$10.23
September 30, 2021	$10.65
December 31, 2021	$11.20
March 31, 2022	$11.74
June 30, 2022	$12.51
September 30, 2022	$11.60
December 31, 2022	$10.66
March 31, 2023	$10.79
June 30, 2023	$10.41
September 30, 2023	$10.04
December 12, 2023	$9.50
December 30, 2023	$9.31
March 29, 2024	$9.50
June 29, 2024	$9.82
September 30, 2024	$9.93
December 31, 2024	$10.11
March 31, 2025	$10.14

Real Estate Performance

The Company experienced a slight increase in NAV driven by (among other things) the majority of the assets progressing through their respective business plans.

The Company’s build-for-rent assets generally continue to exhibit strong fundamentals in terms of occupancy and continued expense reduction initiatives. As of February, the stabilized occupancy for the build-to-rent portfolio was over 92%.

Declaration of Dividend

On April 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684932 per share (the “April 2025 Daily Distribution Amount”) (which equates to approximately 0.25% on an annualized basis calculated at the current rate, assuming a $10.14 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2025 and ending on April 30, 2025 (the “April 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2025 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2025. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date: April 1, 2025